EXHIBIT 21

TransAct Technologies

Subsidiaries of the Company

as of December 31, 2019

Name	Jurisdiction of Incorporation
TransAct.com Inc.	United States - Delaware
TransAct Technologies (Macau) Limited	Macau
TransAct Technologies (United Kingdom) Limited	United Kingdom